                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 25)

                                ALEXANDER'S, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    014752109
                                 (CUSIP Number)
                          ----------------------------

                                 MR. STEVEN ROTH
                              INTERSTATE PROPERTIES
                                  PARK 80 WEST
                                    PLAZA II
                         SADDLE BROOK, NEW JERSEY 07663
                            TELEPHONE: (201) 587-1000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    COPY TO:

                                 ALAN SINSHEIMER
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

                                October 21, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 5 Pages)
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                                  SCHEDULE 13D


CUSIP NO.  014752109                                          PAGE 2 OF 5 PAGES
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  1 NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Interstate Properties
    22-1858622

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  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) /X/
                                                                         (b) / /


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  3 SEC USE ONLY


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  4 SOURCE OF FUNDS

    N/A
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  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                             / /


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  6 CITIZENSHIP OR PLACE OF ORGANIZATION

    New Jersey
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     NUMBER OF      7   SOLE VOTING POWER
       SHARES
   BENEFICIALLY         1,354,568 SHARES
      OWNED BY      ------------------------------------------------------------
        EACH        8   SHARED VOTING POWER
     REPORTING
       PERSON           0
        WITH        ------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER

                        1,354,568 SHARES
                    ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        0
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  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,956,736 shares (includes 1,602,168 shares held by Vornado Realty L.P.)
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  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /


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  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.1%
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  14 TYPE OF REPORTING PERSON

     PN
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         This Amendment No. 25 amends and supplements the Schedule 13D Statement originally filed by Interstate Properties ("Interstate") on September 26, 1980 with respect to the Common Stock, par value $1.00 per share (the "Shares"), of Alexander's, Inc., a Delaware corporation (the "Company"). The statement on
Schedule 13D, as heretofore amended and supplemented and as amended and supplemented hereby, remains in full force and effect.

Item 2.  Identity and Background.

         (a), (f) This Statement is being filed by Interstate, a New Jersey general partnership. Interstate owns approximately 15.1% of the outstanding common shares of beneficial ownership of Vornado Realty Trust, a Maryland real estate investment trust ("Vornado").

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) Interstate owns 1,354,568 Shares (27.1% of the 5,000,850 Shares reported by the Company as outstanding as of August 9, 1999 in its Quarterly Report on Form 10-Q for the period ended June 30, 1999). Interstate has sole voting and dispositive power with respect to such Shares. While Interstate may be deemed to be a group with Vornado and Vornado Realty L.P. (the "Operating Partnership") and thus to beneficially own all Shares held by Vornado and the Operating Partnership (1,602,168 Shares or 32.0%), Interstate does not have sole or shared voting or dispositive power with respect to such Shares. Including the Shares Vornado and the Operating Partnership beneficially own, Interstate would own 2,956,736 Shares (59.1%). In addition, Mr. Steven Roth, a general partner of Interstate, owns 9,700 Shares (0.2%), as to which he has sole voting and dispositive power, and Mr. Russell B. Wight, Jr., a general partner of Interstate, beneficially owns 9,500 Shares owned by the Wight Foundation (0.2%), over which Mr. Wight holds sole voting and dispositive power.


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         (c) Other than the purchase by the Operating Partnership of 135,600
Shares on October 21, 1999 in a block trade reported on the New York Stock Exchange, there have been no transactions in the Shares effected by Vornado, the Operating Partnership or Interstate or any of the executive officers or trustees of Vornado or general partners of Interstate or the Operating Partnership in the past sixty days.


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
                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          Dated:   October 26, 1999

                                          INTERSTATE PROPERTIES


                                          By: /s/ Steven Roth
                                              --------------------------------
                                              Steven Roth,
                                              General Partner



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